CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION OF
FOXO TECHNOLOGIES INC.

FOXO Technologies Inc., a Delaware corporation (the "Corporation") does hereby certify that:

FIRST: The name of the Corporation is FOXO Technologies Inc.

SECOND: This Certificate of Amendment (this "Certificate of Amendment") amends the provisions of the Corporation's Certificate of Incorporation, as amended, and any amendments thereto (the "Charter"), last amended by a certificate of amendment to the Certificate of Incorporation filed with the Secretary of State on April 22, 2025.

THIRD: In Article IV, a new Subsection 1 is added to the charter to provide in its entirety as follows:

"The total number of shares of capital stock that the Corporation shall have authority to issue is 510,000,000 shares, consisting of: (i) 500,000,000 shares of Class A common stock, having a par value of $0.0001 per share (the "Class A Common Stock" and "Common Stock"); and (ii) 10,000,000 shares of preferred stock, having a par value of $0.0001 per share (the "Preferred Stock").

1. Reverse Stock Split. Upon the filing of this Amendment with the Secretary of State of the State of Delaware (the "Effective Time"), each one and ninety-nine hundredths (1.99) of outstanding shares of Class A Common Stock outstanding immediately prior to the Effective Time (the "Old Common Stock") shall be combined and converted into one (1) share of Common Stock (the "New Common Stock") based on a ratio of one (1) share of New Common Stock for each one and ninety-nine hundredths (1.99) shares of Old Common Stock (the "Reverse Split Ratio"). This reverse stock split (the "Reverse Split") of the outstanding shares of Common Stock shall not affect the total number of shares of capital stock, including the Common Stock, that the Company is authorized to issue, which shall remain as set forth under this Article IV.

The Reverse Split shall occur without any further action on the part of the Corporation or the holders of shares of New Common Stock and whether or not certificates representing such holders' shares prior to the Reverse Split are surrendered for cancellation. No fractional interest in a share of New Common Stock shall be deliverable upon the Reverse Split, all of which shares of New Common Stock shall be rounded up to the nearest whole number of such shares. No stockholders will receive cash in lieu of fractional shares. All references to "Class A Common Stock" and "Common Stock" in these Articles shall be to the New Common Stock."

FOURTH: This amendment was duly adopted in accordance with the provisions of Sections 212 and 242 of the General Corporation Law of the State of Delaware.

FIFTH: This Certificate of Amendment shall become effective as of July 27, 2025 at 4:01 p.m. Eastern Time.

* * * *

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:41 PM 07/18/2025
FILED 02:41 PM 07/18/2025
SR 20253406961 - File Number 7949696

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its officer thereunto duly authorized this day of July 18, 2025.

FOXO TECHNOLOGIES INC.

By: sc sainsbury

Name: Sebastien Sainsbury

Title: Corporate Secretary